Exhibit 12.1

THE CHEMOURS COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Income (loss) from continuing operations before income taxes	$173	$70	$(11)	$(188)	$550	$576	$1,485
Adjustment for companies accounted for by the equity method	(7)	(5)	(12)	—	1	(1)	6
Less: Capitalized interest [1]	(2)	(8)	(18)	(21)	—	—	—
Add: Amortization of capitalized interest [1]	1	—	2	1	—	—	—
	165	57	(39)	(208)	551	575	1,491
Fixed charges:
Interest and debt expense[2]	52	57	224	132	—	—	—
Capitalized interest [1]	2	8	18	21	—	—	—
Rental expense representative of interest factor	1	1	4	4	3	2	2
	55	66	246	157	3	2	2
Total adjusted earnings (loss) available for payment of fixed charges	$220	$123	$207	$(51)	$554	$577	$1,493
Number of times fixed charges earned	4	2	(a)	(a)	185	289	747

[1]	Chemours did not incur interest expense prior to May 12, 2015. As such, no capitalized interest and related amortization were recorded related to Chemours indebtedness in the periods prior to May 12, 2015.
[2]	Excludes net gain on debt extinguishments of approximately $10 million for the full year ended December 31, 2016 (see Note 19 to the Consolidated Financial Statements).

(a)	Due to net losses in the years ended December 31, 2016 and 2015, the ratio of earnings to fixed charges was less than 1. Our earnings were insufficient to cover fixed charges requirements by $39 million and $208 million, respectively.